EXHIBIT 1.9

PLAN FOR THE MERGER BY INCORPORATION

OF TELECOM ITALIA MOBILE S.P.A.

INTO TELECOM ITALIA S.P.A.

(under Article 2501-ter of the Italian Civil Code)

THIS IS AN ENGLISH TRANSLATION OF THE ORIGINAL ITALIAN DOCUMENT

January 23, 2005

The Telecom Italia securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, in or into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger, such as in open market or privately negotiated purchases. Disclosure of such purchases will be made in accordance with, and to the extent required by, Telecom Italia’s disclosure obligations under Italian law.

PLAN FOR THE MERGER BY INCORPORATION

OF TELECOM ITALIA MOBILE S.P.A.

INTO TELECOM ITALIA S.P.A.

[under Article 2501-ter of the Italian Civil Code (“Civil Code”)]

1. Companies participating in the Merger.

Absorbing Company

TELECOM ITALIA S.P.A.

Telecom Italia S.p.A. (“Telecom Italia” or the “Absorbing Company”), with its registered office at 2 Piazza degli Affari, Milan, fully paid-up share capital of € 8,868,946,358.25, divided into 10,329,435,946 ordinary shares with a par value of €0.55 per share and 5,795,921,069 savings shares with a par value of €0.55 per share, tax code and Milan Company Register number: 00488410010.

Company to be Absorbed

TELECOM ITALIA MOBILE S.P.A.

Telecom Italia Mobile S.p.A., also known in abbreviated form as “T.I.M. S.p.A.” or “Tim S.p.A.” (“Tim” or the “Company to be Absorbed”), with its registered office at 6 Via Cavalli, Turin, fully paid-up share capital of € 515,728,777.86 divided into 8,463,410,468 ordinary shares with a par value of €0.06 per share and 132,069,163 savings shares with a par value of €0.06 per share, tax code and Turin Company Register number: 06947890015, a company subject to the direction of and coordination by Telecom Italia S.p.A..

In the context of the plan for the reorganization of the Telecom Italia Group, of which the Merger is a part, it is intended that, before the Merger, Tim will spin off its mobile communications business in Italy into Tim Italia S.p.A., a company established by means of a unilateral act by Tim and wholly owned by Tim. As a consequence of the Merger, Telecom Italia will succeed Tim in respect of Tim’s assets and liabilities and will thus acquire direct ownership of 100% of the capital of Tim Italia S.p.A., the company to which Tim’s domestic communications business will have been transferred.

2. Bylaws of the Absorbing Company and amendments thereto as a consequence of the Merger.

In connection with the Merger and as regards the bylaws of Telecom Italia, it is to be noted that Telecom Italia will increase its share capital by a maximum nominal amount of € 1,420,690,865.55 through the issuance of a maximum of 2,291,344,587 ordinary shares and 291,729,714 savings shares, all with a par value of €0.55 per share, as a result of applying the share exchange ratio and assignment procedure referred to in Sections 3 and 4 below. Furthermore, as a consequence of the Merger, Article 5 of the bylaws will be amended to reflect the share capital increases that the Telecom Italia shareholders’ meeting will be called upon to approve for Tim’s stock option plans, to the extent such plans are still effective.

The complete text of the bylaws of Telecom Italia, including the amendments to Article 5 resulting from the Merger, is annexed to this merger plan. It should be noted, however, that the figures contained in such article 5 will be finalized in the merger deed, as a result of applying principles and criteria described below in Sections 3 and 4.

It should also be noted that Article 22 of the bylaws of Telecom Italia contains clauses which, pursuant to Article 2 of Law no. 474 of July 30, 1994, grant the Minister for the Economy and Finance, together with the Minister for Productive Activities, certain special powers, including the right to veto the adoption of merger resolutions. The Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, has notified Telecom Italia that he does not consider the conditions exist for the exercise of the veto power with respect to the adoption of the merger resolution by Telecom Italia’s shareholders’ meeting.

3. Exchange ratio.

The Merger will be submitted for approval on the basis of the balance sheets at 30 September 2004, prepared in accordance with and for the purposes of Article 2501-quater of the Civil Code.

The exchange ratio has been fixed as follows:

•	1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for each Tim ordinary share with a par value of €0.06 per share;

•	2.36 Telecom Italia savings shares with a par value of €0.55 per share for each Tim savings share with a par value of €0.06 per share.

No cash consideration is envisaged.

4. Procedure for assigning shares of Telecom Italia.

The maximum amount of the increase in Telecom Italia’s share capital for the purposes of the share exchange,

•	considering the maximum amount by which Tim’s existing share capital may be increased, among other things as a consequence of the exercise of stock options granted and still valid, and

•	on the basis of the exchange ratios indicated in Section 3 above,

will be a maximum of € 1,420,690,865.55, through the issuance of a maximum of 2,291,344,587 new Telecom Italia ordinary shares and a maximum of 291,729,714 new Telecom Italia savings shares, all with a par value of €0.55 per share.

The maximum amount of the increase in Telecom Italia’s share capital for purposes of the share exchange has been calculated without considering the Tim ordinary and savings shares held by Telecom Italia as a result of the voluntary partial tender offer for Tim ordinary shares and the voluntary tender offer for all Tim savings shares or Tim’s treasury shares, which will not be exchanged in the Merger.

The Merger will be implemented by means of:

(i) the cancellation without exchange of Tim’s ordinary shares held as treasury stock at the effective date of the Merger;

(ii) the cancellation without exchange of the Tim ordinary shares and savings shares held by Telecom Italia at the effective date of the Merger;

(iii) the cancellation with exchange of the Tim ordinary shares and savings shares outstanding at the effective date of the Merger. The authorized intermediaries will provide Tim minority shareholders with a service to handle any fractions of shares, at market prices and at no cost in terms of expenses, stamp duty or commissions, that will permit the number of newly issued shares to which the shareholders are entitled to be rounded up or down to the nearest whole number.

The newly issued shares earmarked for the exchange will be assigned to the persons entitled to such shares through their authorized intermediaries who are participants of the Monte Titoli S.p.A. central securities depository, at the effective date of the Merger. Non-dematerialized Tim shares may only be exchanged upon delivery of such shares to an authorized intermediary for deposit in the central securities depository on a dematerialized basis.

The newly issued Telecom Italia shares earmarked for the exchange will be listed on the same basis as the Telecom Italia shares already outstanding at the time they are issued.

5. Date from which the ordinary and savings shares assigned in exchange will be entitled to a share of profits.

The ordinary and savings shares issued by Telecom Italia in exchange for the Tim shares cancelled as a consequence of the Merger will have normal dividend entitlement and will therefore give their holders equivalent rights to those of the holders of outstanding Telecom Italia shares at the time they are issued.

6. Effectiveness of the Merger. Attribution and recording of Tim transactions in the accounts of Telecom Italia. Effectiveness of the Merger for Italian tax purposes.

Pursuant to Article 2504-bis, second paragraph, of the Civil Code, the Merger will be effective from the date of the last filing of the merger deed, or from such later date as may be specified in the merger deed itself.

In accordance with point 6 of Article 2501-ter of the Civil Code, the transactions effected by Tim will be attributed to and recorded in the accounts of Telecom Italia from 1 January of the year in which the Merger becomes effective. The Merger will also become effective for Italian tax purposes from such date.

It is expected that the spin-off of the mobile communications business in Italy, described in Section 1 above, will become effective prior to the effective date of the Merger.

7. Treatment reserved to special categories of shareholders or holders of securities other than shares. Special advantages for directors.

No special treatment is envisaged, in connection with the Merger, for any specific categories of shareholders or for holders of financial instruments other than the shares of Telecom Italia or the shares of Tim, provided, however, that:

•	the rights of holders of Telecom Italia stock options will not be amended as a consequence of the Merger, and

•	the number of shares obtainable by exercising Tim stock options will be amended to take account of the exchange ratio described in Section 3 above, with a corresponding updating of all the respective terms and conditions of such stock options.

The savings shares issued by Telecom Italia in exchange for the Tim savings shares will have equivalent rights to those of the Telecom Italia savings shares already outstanding and will therefore entitle holders to a smaller dividend premium compared to Telecom Italia ordinary shares than the dividend premium to which holders of the exchanged Tim savings shares are entitled compared to Tim ordinary shares. Consequently, holders of Tim savings shares who do not vote in favor of the Merger at the special meeting of savings shareholders called to approve the merger resolution adopted by the extraordinary shareholders’ meeting will be entitled to withdrawal rights pursuant to Article 2437, first paragraph, subparagraph g), of the Civil Code.

No special advantages are envisaged for the directors of the companies participating in the Merger.

We reserve the right to make any numerical and other changes, additions and updates to this merger plan or to the bylaws of Telecom Italia annexed hereto that may be required by governmental authorities or on the occasion of filings with the Company Register or in connection with and/or resulting from the transactions envisaged in this plan.

Milan, 23 January 2005

TELECOM ITALIA S.p.A.	TELECOM ITALIA MOBILE S.p.A.

Annex: Post-merger bylaws of Telecom Italia

TELECOM ITALIA - BYLAWS

NAME - REGISTERED OFFICE - PURPOSE AND DURATION OF THE COMPANY

Article 1

The name of the Company shall be “TELECOM ITALIA S.p.A.”

Article 2

The registered office of the Company shall be in Milan.

Article 3

The Company’s purpose shall be:

•	the installation and operation, using any technique, method or system, of fixed and mobile equipment and installations, including space systems which use artificial satellites, radio stations, including shipboard stations, links for maritime wireless communications, and dedicated and/or integrated networks, for the purpose of providing and operating, without territorial restrictions, licensed telecommunications services for public use and telecommunications services in a free-market environment, including those resulting from technological progress, and the performance of activities directly or indirectly related thereto, including the design, construction, operation, maintenance and distribution of telecommunications, remote-computing, online and electronic products, services and systems;

•	the performance of activities related to or otherwise serving the pursuit of the corporate purpose, including publishing, advertising, information technology, online and multimedia activities and, in general, all commercial, financial, property, research, training and consulting activities;

•	the acquisition, provided it is not the Company’s principal activity, of equity interests in other companies and undertakings falling within the scope of the corporate purpose or related, complementary or similar thereto, including companies involved in manufacturing electronic products and insurance;

•	the control and the strategic, technical and administrative and financial coordination of subsidiary companies and undertakings, and the financial planning and management thereof, with the implementation of all related transactions.

Activities reserved to persons entered in a professional register, activities involving dealings with the public covered by Article 106 of Legislative Decree 385/1993, and those which are otherwise prohibited by applicable legislation shall be expressly excluded.

Article 4

The duration of the Company shall be until December 31, 2100. The extension of the time limit doesn’t assign the right of withdrawal to shareholders who do not vote in favour of the resolution in question having the right of withdrawal.

SHARE CAPITAL – SHARES - BONDS

Article 5

The subscribed and fully paid-up share capital shall be equal to Euro 8,868,946,358.25, divided into 10,329,435,946 ordinary shares with a par value of Euro 0.55 each and 5,795,921,069 savings shares with a par value of Euro 0.55 each.

In resolutions to increase the share capital by issuing shares for cash, the right of pre-emption may be excluded for up to a maximum of ten per cent of the previously existing capital, provided the issue price corresponds to the market value of the shares and this is confirmed in a report prepared by the firm appointed to audit the accounts.

The Shareholders’ Meeting of May 26, 2003, reiterating, updating and, where necessary, renewing earlier resolutions of the Shareholders’ Meeting and the Board of Directors resolved to increase the share capital by up to a maximum of Euro 624,936,779.50 (at January 21, 2005 Euro 618,863,689.40), by means of the issue of up to a maximum of 1,136,248,690 (at January 21, 2005 1,125,206,708) ordinary shares with a par value of Euro 0.55 each to be reserved irrevocably and exclusively for the conversion of the “Olivetti 1.5% 2001-2010 convertibile con premio al rimborso” (now Prestito “Telecom Italia 1.5% 2001-2010 convertibile con premio al rimborso”) convertible bonds, on the basis of 0.471553 ordinary shares for each bond presented for conversion.

The Shareholders’ Meeting of May 26, 2003 also resolved to increase the share capital by up to a maximum of Euro 183,386,986.75 (at January 21, 2005 Euro 136,272,697.55), by means of the issue of up to a maximum of 333,430,885 (at January 21, 2005 247,768,541) ordinary shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

1. a tranche of up to a maximum of Euro 37,398,868.65 (at January 21, 2005 Euro 19,425,568.80) for the exercise of the “Piano di Stock Option 2000” stock options, increase to be implemented by July 30, 2008 by means of the issue of up to a maximum of 67,997,943 (at January 21, 2005 35,319,216) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 13.815 per option held (i.e. at a price of Euro 4.185259 for each newly-issued share);

2. a tranche of up to a maximum of Euro 58,916,834.35 (at January 21, 2005 Euro 58,022,367.15) for the exercise of the “Piano di Stock Option 2001” stock options, increase to be implemented by April 30, 2008 by means of the issue of up to a maximum of 107,121,517 (at January 21, 2005 105,495,213) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 10.488 per option held (i.e. at a price of Euro 3.177343 for each newly-issued share);

3. a tranche of up to a maximum of Euro 21,422,652.90 (at January 21, 2005 Euro 17,755,377.20) for the exercise of the “Piano di Stock Option Top 2002” stock options, increase to be implemented by February 28, 2010 by means of the issue of up to a maximum of 38,950,278 (at January 21, 2005 32,282,504) shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 9.203 per option held (i.e. at a price of Euro 2.788052 for each newly-issued share);

4. a tranche of up to a maximum of Euro 50,268,799.90 (at January 21, 2005 Euro 41,069,384.40) for the exercise of the “Piano di Stock Option 2002” stock options, increase to be implemented by March 31, 2008 for the first lot, by March 31, 2009 for the second lot and by March 31, 2010 for the third lot by means of the issue of up to a maximum of 91,397,818 (at January 21, 2005 74,671,608) shares with a par value of Euro 0.55 each, to be subscribed for at a total price for the different options of respectively Euro 9.665, Euro 7.952 and Euro 7.721 per option held (i.e. at a price for the different options of respectively Euro 2.928015 Euro 2.409061 and Euro 2.339080 for each newly-issued share).

The Shareholders’ Meeting of [-] also resolved to increase the share capital by up to a maximum of Euro 38.655.832,60, by means of the issue of up to a maximum of 70.283.332 ordinary shares with a par value of Euro 0.55 each, divided into the following divisible tranches:

1. a tranche of up to a maximum of Euro 11,705,656.05 for the exercise of the “2000-2002 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 21,283,011 Telecom Italia ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 6.42 per option held (i.e. at a price of Euro 3.710983 for each newly-issued share);

2. a tranche of up to a maximum of Euro 1,132,285 for the exercise of the “2001-2003 Stock-Option Plans” stock options, increase to be implemented by December 31, 2005 by means of the issue of up to

2,058,700 Telecom Italia ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 8.671 per option held (i.e. at a price of Euro 5.012139 for each newly-issued share);

3. a tranche of up to a maximum of Euro 474,798.50 for the exercise of the “2001-2003 Supplementary Plans” stock options, increase to be implemented by December 31, 2005 by means of the issue of up to 863,270 Telecom Italia ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 7.526 per option held (i.e. at a price of Euro 4.350289 for each newly-issued share);

4. a tranche of up to a maximum of Euro 22,150,920 for the exercise of the “2002-2003 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 by means of the issue of up to 40,274,400 Telecom Italia ordinary shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 5.67 per option held (i.e. at a price of Euro 3.277457 for each newly-issued share);

5. a tranche of up to a maximum of Euro 3,192,173.05 for the exercise of the “2003-2005 Stock-Option Plans” stock options, increase to be implemented by December 31, 2008 for the first lot, by December 31, 2009 for the second lot and by December 31, 2010 for the third lot by means of the issue of up to a maximum of 5,803,951 shares with a par value of Euro 0.55 each, to be subscribed for at a total price of Euro 5.07 per option held (i.e. at a price of Euro 2.930636 for each newly-issued share).

For five years starting from May 6, 2004 the Directors may increase the share capital in one or more tranches by up to a maximum total amount of Euro 880,000,000 by means of cash issues of up to a maximum of 1,600,000,000 ordinary shares, all or part of which:

(i) to be offered with the right of pre-emption to shareholders and holders of convertible bonds; or

(ii) to be offered for subscription to employees of Telecom Italia S.p.A. or its subsidiaries, with the exclusion of the right of pre-emption, provided such increase in capital does not exceed 1% of the capital attested at the date of the offering, pursuant to the combined effects of Article 2441, last paragraph, of the Civil Code and Articles 134(2) of Legislative Decree 58/1998.

Resolutions to increase the share capital adopted by the Board of Directors in exercising the powers attributed above shall set the subscription price (including any premium) and a time limit for the subscription of the shares; they may also provide, in the event that the increase approved is not fully subscribed within the time limit established for each issue, for the capital to be increased by an amount equal to the subscriptions received up to such time.

The Board of Directors may issue, in one or more tranches and for up to a maximum of five years from May 6, 2004, convertible bonds up to a maximum amount of Euro 880,000,000.

Article 6

The savings shares shall have the preferential rights set forth in this Article.

The net profit shown in the duly approved annual accounts, less the amount to be allocated to the legal reserve, must be distributed to the savings shares up to five per cent of their par value.

The net profit that remains after the allocation to the savings shares of the preferred dividend provided for in the second paragraph, payment of which must be approved by the Shareholders’ Meeting, shall be divided among all the shares in such a way that the dividend per savings share is higher by two per cent of its par value than the dividend per ordinary share.

When the dividend paid on savings share in a fiscal year is less than that indicated in the second paragraph, the difference shall go to increase the preferred dividend in the next two fiscal years.

In the event of a distribution of reserves, the savings shares have the same rights as the other shares. If the net profit for the year is nil or insufficient to satisfy the property rights referred to in the preceding paragraphs, the Shareholders’ Meeting called to approve the annual accounts may resolve to satisfy the right referred to in the second paragraph and/or the right to the premium referred to in the third paragraph by drawing on the reserves. Payment made by drawing on the reserves shall exclude application of the mechanism for carrying over, to the two following fiscal years, the right to preferred dividends not received through the distribution of profits referred to in the fourth paragraph.

A reduction of the share capital due to losses shall not entail a reduction of the par value of the savings shares, except for the amount of the loss that exceeds the total par value of the other shares.

Upon dissolution of the Company, the savings shares shall have priority in the repayment of the capital up to their entire par value.

If the Company’s ordinary or savings shares are delisted, holders of saving shares may apply to the Company for their conversion into ordinary shares, in the manner approved by an Extraordinary Shareholders’ Meeting called ad hoc within two months of the delisting.

Article 7

The shares shall be indivisible. In the event of joint ownership, the rights of the joint owners shall be exercised by a common representative. Fully paid-up shares may be bearer shares when the law permits. In such case, shareholders may apply for their shares to be converted, at their own expense, into registered shares or vice versa.

Vis-à-vis the Company, shareholders shall be deemed to elect domicile for all legal purposes at the domicile indicated in the Shareholders’ Register.

The imposition or removal of restrictions on the circulation of shares doesn’t assign the right of withdrawal to shareholders who did not vote in favour of the resolution in question having the right of withdrawal.

Article 8

The Company may issue bonds and shall establish the terms and conditions of their placement.

BOARD OF DIRECTORS

Article 9

The Company shall be managed by a Board of Directors consisting of not less than seven and not more than twenty-three members. The Shareholders’ Meeting shall establish the number of members of the Board, which shall remain unchanged until the Meeting establishes a different number.

The Board of Directors shall be appointed on the basis of slates presented by the shareholders pursuant to the following paragraphs or by the outgoing Board of Directors, on which the candidates shall be listed by serial number.

When the Board of Directors presents its own slate, it shall be filed at the registered office of the Company and published in at least one Italian daily newspaper with national circulation, at least twenty days prior to the date set for the Shareholders’ Meeting on the first call.

The slates presented by the shareholders shall be filed at the registered office of the Company and published at the expense of the shareholders in the manner indicated in the preceding paragraph at least ten days prior to the date set for the Shareholders’ Meeting on the first call.

Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

Only shareholders who alone or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders’ Meeting may submit slates, subject to their proving ownership of the number of shares needed for the presentation of slates at least two days prior to the date set for the Shareholders’ Meeting at the first call on pain of nullity.

Together with each slate, and within the respective time limits specified above, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet any requirements prescribed for the positions in question. Together with the declarations, a curriculum vitae shall be filed for each candidate setting out their main personal and professional data with an indication, where appropriate, of the grounds for their qualifying as independent.

Each person entitled to vote may vote for only one slate.

The Board of Directors shall be elected as specified below:

a) four fifths of the directors to be elected shall be chosen from the slate that obtains the majority of the votes cast by the shareholders, in the order in which they are listed on the slate; in the event of a fractional number, it shall be rounded down to the nearest whole number;

b) the remaining directors shall be taken from the other slates; to that end, the votes obtained by the various slates shall be divided first by one, then by two, then by three, then by four and then by five, up to the number of directors to be chosen. The quotients thus obtained shall be assigned to the candidates on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking. Those who have obtained the highest quotients shall be elected.

If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected any director or that has elected the smallest number of directors shall be elected.

If none of such slates has yet elected a director or all of them have elected the same number of directors, the candidate from the slate that obtained the largest number of votes shall be elected. If the different slates have received the same number of votes and their candidates have been assigned the same quotients, a new vote shall be held by the entire Shareholders’ Meeting and the candidate obtaining the simple majority of the votes shall be elected.

In appointing directors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders’ Meeting shall vote on the basis of the majorities required by law.

If in the course of the fiscal year one or more vacancies occur on the Board, the procedure specified in Article 2386 of the Civil Code shall be followed.

Should a majority of the seats on the Board of Directors become vacant for any cause or reason, the remaining directors shall be deemed to have resigned and they shall cease to hold office from the time the Board has been reconstituted by persons appointed by the Shareholders’ Meeting.

Article 10

The Board of Directors shall elect a Chairman from among its member — if the Shareholders’ Meeting has not already done so — and may also appoint a Deputy Chairman; both may be re-elected.

In the absence or disability to act of the Chairman, the Deputy Chairman, if one has been appointed, shall take his/her place or, if the Deputy Chairman is absent, the most senior director by age.

The Board of Directors may elect a Secretary who need not be a director.

Extracts from the register of the minutes of meetings of the Board of Directors signed by the Chairman or by two directors and countersigned by the Secretary shall be conclusive evidence.

Article 11

The Chairman or his/her substitute shall call meetings of the Board of Directors at the Company’s registered office or elsewhere, whenever he/she deems this appropriate in the interests of the Company or receives a written request to do so from at least one fifth of the directors holding office or from the members of the Board of Auditors. The Chairman shall give advance notice of the matters to be discussed in Board meetings and arrange for adequate information on the questions to be examined to be provided to all the Directors, taking account of the circumstances of each case.

In general, meetings shall be called at least five days prior to the date thereof, except in urgent cases, when it may be given by telegram, fax or e-mail with at least twenty-four hours’ notice.

Notice shall be given to the Board of Auditors within the same time limits.

Participation in Board meetings may – if the Chairman or his/her substitute verifies the necessity – be by means of telecommunication techniques that permit participation in the discussion and informational equality for all those taking part.

Article 12

The Board of Directors shall have the broadest possible powers of ordinary and extraordinary administration of the Company, since all matters not expressly reserved to the General Shareholders’ Meeting by law or these bylaws are within its jurisdiction.

Within the limits established by law, the Board of Directors shall be entrusted with deciding on the merger of companies of which Telecom Italia owns at least 90% of the shares or capital parts, the reduction of the share capital in the event of the withdrawal of shareholders, the revision of the bylaws to conform with statutory provisions, the relocation of the registered office within Italy, and the opening and closing of secondary offices.

Article 13

To implement its own resolutions and manage the Company, the Board of Directors, subject to the limits provided for by law, may:

•	create an Executive Committee, establishing its powers and the number of members;

•	delegate suitable powers, establishing the limits thereof, to one or more directors, possibly with the title of Chief Executive Officer;

•	appoint one or more General Managers, establishing their powers and duties;

•	appoint attorneys, who may be members of the Board of Directors, for specific transactions and for a limited period of time.

The Board may set up committees from among its members charged with giving advice and making proposals and shall establish their powers and duties.

Article 14

Persons with delegated powers shall report to the Board of Directors and the Board of Auditors on the activities carried out, the general results of operations and their foreseeable development, and the transactions of greatest economic, financial or balance sheet significance concluded by the Company or its subsidiaries; in particular, they shall report on transactions in which they have an interest, directly or on behalf of third parties, or that are influenced by the person, if any, who performs the activity of direction and coordination. Such reports shall be made promptly, and at least once in each quarter, on the occasion of the meetings of the Board of Directors and the Executive Committee or in a written memorandum.

In accordance with the times and procedures for disclosing information to the market, the representative of the holders of savings shares must be informed by the Board of Directors or the persons delegated to that end of any corporate events that might affect the price of the shares of that class.

Article 15

The representation of the Company vis-à-vis third parties and in legal proceedings shall pertain to the Chairman and, in his absence or disability to act, the Deputy Chairman, if one is appointed; it shall also pertain severally to each of the directors with delegated powers.

Article 16

The directors shall be entitled to the reimbursement of expenses incurred in the performance of their duties. The Ordinary Shareholders’ Meeting shall also decide the annual remuneration payable to the Board. Once fixed, this remuneration shall remain unchanged until the Meeting establishes a different amount.

BOARD OF AUDITORS

Article 17

The Board of Auditors shall consist of five or seven auditors. The Shareholders’ Meeting shall establish the exact number, which shall remain unchanged until the Meeting establishes a different number. The Meeting shall also appoint two alternates.

The Board of Auditors shall elect a Chairman from among its members by majority vote. In the absence or disability to act of the Chairman, he/she shall be replaced by the most senior auditor by age.

Without prejudice to the situations of incompatibility established by law, persons who are members of the boards of auditors of more than five companies listed on Italian regulated markets may not be appointed auditors and shall forfeit the post if they are elected. Telecom Italia S.p.A. and its subsidiaries shall not be included when computing the above limit.

For the purposes of Articles 1(2)(b) and 1(2)(c) of the regulation referred to in Justice Minister Decree 162/2000, the following sectors of activity and matters shall be considered closely linked to those of the Company: telecommunications, information technology, online systems, electronics and multimedia technology, and matters related to private and administrative law, economics and business administration.

The appointment of the Board of Auditors shall be based on the slates presented by shareholders who individually or together with other shareholders hold a total number of shares representing at least 1% of the share capital entitled to vote at the Ordinary Shareholders’ Meeting, subject to their proving ownership of the number of shares needed for the presentation of slates at least two days prior to the date set for the Shareholders’ Meeting at the first call on pain of nullity.

Each shareholder may present or participate in the presentation of only one slate and each candidate may appear on only one slate on pain of ineligibility.

The slates must be filed at the registered office of the Company and published at the expense of the shareholders who present them in at least one Italian daily newspaper with national circulation, at least ten days prior to the date set for the Shareholders’ Meeting on the first call.

Together with each slate, declarations must be filed in which the individual candidates agree to their candidacy and attest, on their own responsibility, that there are no grounds for ineligibility or incompatibility, and that they meet the requirements prescribed by law and these bylaws. Together with the declarations, a curriculum vitae for each candidate shall be filed setting out their main personal and professional data.

The slates shall be divided into two sections: one for candidates to the position of auditor and the other for candidates to the position of alternate. The first candidate in each section must be selected from among persons entered in the register of auditors who have worked on statutory audits for a period of not less than three years.

Each person entitled to vote may vote for only one slate.

The Board of Auditors shall be elected as specified below:

a) from the slate that obtains the majority of the votes cast by the shareholders (the Majority Slate) one alternate and all the auditors not chosen from the other slates (the Minority Slates) shall be chosen in the order in which they are listed on the slate;

b) from the Minority Slates two auditors shall be chosen. One alternate shall be chosen from the Minority Slate that obtains the largest number of votes.

For the appointment of the auditors from the Minority Lists, the votes obtained by the various slates shall be divided first by one and then by two. The quotients thus obtained shall be assigned to the candidate auditors on each slate in the order specified thereon. On the basis of the quotients assigned, the candidates on the various slates shall be arranged in a single decreasing ranking and those who have obtained the highest quotients shall be elected.

If more than one candidate obtains the same quotient, the candidate from the slate that has not yet elected an auditor shall be elected or, subordinately, there shall be a tiebreaker vote by the entire Shareholders’ Meeting and the slate that obtains the simple majority of the votes shall prevail.

In appointing auditors who for any reason have not been appointed pursuant to the procedure specified above, the Shareholders’ Meeting shall vote on the basis of the majorities required by law.

In the event of the substitution of an auditor chosen from the Majority Slate or one of the Minority Slates, the alternate chosen respectively from the Majority List or the Minority Lists shall take his/her place. Appointments to fill vacancies on the Board of Auditors pursuant to Article 2401 of the Civil Code shall be made by the Shareholders’ Meeting on the basis of the majorities required by law.

After notifying the Chairman of the Board of Directors, the Board of Auditors, or at least two auditors, may call, as provided for by law, a meeting of the shareholders, the Board of Directors or the Executive Committee.

Participation in the meetings of the Board of Auditors may – if the Chairman verifies the necessity – be by means of telecommunication techniques that permit participation in the discussion and informational equality for all those taking part.

SHAREHOLDERS’ MEETING

Article 18

An Ordinary Shareholders’ Meeting must be called within 120 days or, where special circumstances make this necessary, within 180 days of the end of the fiscal year; if the meeting is called within 180 days, the Directors shall give the reasons for the delay in the report on operations included in the annual report.

An Extraordinary Shareholders’ Meeting shall be called whenever it is deemed desirable by the Board of Directors and when it is required in accordance with the law. If the quorum is not reached at the second call, there may be a third call.

Ordinary and Extraordinary Shareholders’ Meetings may be held in a place other than the Registered Office, provided it is in Italy.

Article 19

The shareholders, for which the Company has received the documentation pursuant to article 2370, second paragraph of the Civil Code, at least two days prior to the date set for each meeting and hold the suitable certification on the date the meeting takes place, are entitled to attend the Meeting.

Ordinary shareholders may exercise their right to vote by mail in accordance with the applicable law.

Every shareholder entitled to attend may be represented at the Shareholders’ Meeting by giving a proxy to an individual or legal entity, subject to the restrictions established by law.

In order to facilitate the collection of proxies among employee shareholders of the Company and its subsidiaries who belong to shareholder associations satisfying the requirements established by law, special areas shall be made available in accordance with the procedures and time limits established by the Board of Directors either directly or through its agents where information can be provided and proxy forms collected.

Article 20

The Chairman of the Board of Directors or his/her substitute or, in the absence thereof, the person elected with the favourable vote of the majority of the capital represented at the meeting, shall chair the Shareholders’ Meeting and govern its proceedings. To this end, the Chairman of the Meeting shall, amongst other things, verify its regularity, ascertain the identity and right to attend of those present, direct the business, including by establishing a different order for the discussion of the items indicated in the notice convening the Meeting.

The Chairman shall take appropriate measures to ensure the orderly conduct of the discussion and polls; he shall establish how each poll is to be conducted and verify the results; he may choose two or more scrutineers from among those present.

The Secretary shall be appointed with the favourable vote of the majority of the capital represented at the meeting and a person who is not a shareholder may be selected.

Shareholders’ meetings shall be governed by the law, these bylaws and the Rules of Proceeding approved by the Ordinary Shareholders’ Meeting.

FISCAL YEAR - DIVIDENDS

Article 21

The fiscal year shall end on December 31 of each year.

From the net profit reported in the annual accounts, 5% shall be allocated to the legal reserve until this reaches an amount equal to one-fifth of the share capital.

The remainder shall be used to pay the dividend determined by the Shareholders’ Meeting, and for such other purposes as the Meeting deems most appropriate or necessary.

During the course of the fiscal year, the Board of Directors may distribute interim dividends to the shareholders.

SPECIAL POWERS

Article 22

Pursuant to Article 2(1) of Decree Law 332/1994, ratified with amendments by Law 474/1994, the Minister for the Economy and Finance, in agreement with the Minister for Productive Activities, shall have the following special powers:

a) approval, to be granted expressly upon the acquisition by parties subject to the limitations on share ownership referred to in Article 3 of Decree Law 332/1994, ratified with amendments by Law 474/1994, of major holdings, taken to mean holdings that, as specified by Treasury Minister Decree of March 24, 1997, are equal to at least 3% of the share capital represented by shares with a right to vote at the Ordinary Shareholders’ Meeting. Approval must be granted within sixty days of the date of the communication that the Board of Directors must send at the time of the application for entry in the Shareholders’ Register. Until approval has been granted and after expiration of the time limit without any action, the transferee may not exercise the voting rights or any rights other than the property rights attaching to the shares that represent the major holding. If approval is refused or the time limit expires without action, the transferee must sell the shares within one year. If this is not done, the Court, at the request of the Minister for the Economy and Finance, shall order the sale of the shares representing the major holding pursuant to the procedures established in Article 2359-ter of the Civil Code;

b) veto of any resolution to dissolve the Company, transfer the business, merge or divide the Company, transfer the registered office outside Italy, change the corporate object, or amend these bylaws with a view to eliminating or modifying the powers specified in subparagraphs a) and b).